IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES INITIAL RESOURCE AT GOSSEY DEPOSIT - LOCATED NEAR ITS ESSAKANE GOLD MINE

TORONTO, December 12, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced an initial Mineral Resource estimate for the Gossey satellite deposit, located approximately 15 kilometres northwest of its Essakane operation in Burkina Faso. The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 ("NI 43-101").

The resource estimate comprises **10.5 million tonnes of Indicated Resources averaging 0.87 grams of gold per tonne for 291,000 ounces and 2.9 million tonnes of Inferred Resources averaging 0.91 grams of gold per tonne for 85,000 ounces.** Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition hosted mineralization.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The initial resource estimate reported for the Gossey deposit confirms the prospectivity of the Gossey – Korizena trend to host significant gold mineralization. We believe there is favourable potential for additional discoveries within our extensive exploration concessions surrounding the Essakane operation. I congratulate our exploration team for continuing to define additional resources in the Essakane area."

The mineral resource for the Gossey deposit incorporates assay results from 733 diamond ('DD') and reverse circulation ('RC') drill holes spaced at approximately 50 x 25 metres and totalling approximately 94,900 metres. The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains. Values for gold were interpolated into blocks using inverse distance cubed ('ID3'). An open pit optimization algorithm was run on the block model to constrain the resource and to support the CIM requirement that Mineral Resources have 'reasonable prospects for eventual economic extraction'. The resource estimate assumes a long-term gold price of US$1,500/ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate. The effective date of this resource estimate is May 25, 2018.

A supporting NI 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days of the date of this release.

MINERAL RESOURCE STATEMENT - GOSSEY GOLD DEPOSIT, BURKINA FASO
May 25, 2018 (100% Basis)

Category	Weathering Zone	Cut-off Grade (g/t Au)	Tonnage (000s t)	Grade (g/t Au)	Contained Au (000s oz)
Indicated	Saprolite	0.33	3,916	0.66	83
	Transition	0.42	3,467	0.85	94
	Fresh	0.47	3,071	1.15	114
Total Indicated			**10,454**	**0.87**	**291**
Inferred	Saprolite	0.33	1,464	0.75	35
	Transition	0.42	986	0.97	31
	Fresh	0.47	489	1.23	19
Total Inferred			**2,939**	**0.91**	**85**

Notes:
1. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability.
2. CIM definitions were followed for classification of Mineral Resources.
3. Cut-off grades are 0.33 g/t Au for saprolite, 0.42 g/t Au for transition and 0.47 g/t Au for fresh rock.
4. Mineral Resources are reported using a gold price of US$1,500 per ounce.
5. Mineral Resources are constrained by a Whittle optimized pit shell.
6. All figures have been rounded to reflect the relative accuracy of the estimates.

About the Essakane - Gossey Area

The Essakane Mine (on a 100% basis and effective as at June 5, 2018) hosts Probable Mineral Reserves totaling 158.2 million tonnes grading 0.89 g/t Au for 4.5 million ounces of contained gold; and Indicated Mineral Resources (inclusive of Mineral Reserves) of 159.8 million tonnes grading 0.95 g/t Au for 4.9 million ounces of contained gold and Inferred Mineral Resources of 20.7 million tonnes grading 0.88 g/t Au for 589,000 ounces of contained gold (see NI 43-101 Technical Report on the Pre-Feasibility Study for the Essakane Heap Leach Project filed on SEDAR on July 19, 2018).

The Company holds just over 1,000 km^2 of mineral rights surrounding its Essakane mining operation. The property is underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks adjacent to the Markoye shear, a regionally significant structural corridor which is thought to be an important controlling structure for the localization of gold mineralization. The geologic setting is similar to other prolific gold belts in West Africa.

The Gossey – Korizena exploration trend, located approximately 15 km northwest of the Essakane mine, extends for some 20 kilometres along strike highlighted by geochemical anomalies with elevated gold defined by regional air core sampling surveys, RC drilling and outcrop sampling, and is associated with historic and locally active artisanal mining areas including at the Gossey deposit. The Gossey deposit is located near the Gossey village for which future development of some portions of the deposit may require the development of a re-location program, similar to the one that was completed previously at Essakane.

Next Steps

The Company continues to conduct regional exploration within its large land holdings including the +20 kilometre Gossey-Korizena trend. The program is targeting the discovery of additional satellite deposits with potential to continue to add to the mine life of the Essakane operation. Material results will be disclosed as they are received, validated and compiled.

Qualified Persons and Data Verification

The Mineral Resource estimate, including verification of the data disclosed, has been completed by G Mining Services Inc. ("GMSI") and reported in accordance with NI 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate and supporting technical report were prepared by Mr. James Purchase, P. Geo., under the supervision of Mr. Rejean Sirois, P. Eng., Vice President

Geology and Resource Geologist. Mr. Sirois, is an independent qualified person under NI 43-101, and has reviewed and approved the contents of this release.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from drill core and RC chips, are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Rock chips from the Reverse Circulation drilling are collected at the rig site, at 0.5 metre intervals, under the direct supervision of IAMGOLD geologists and field technicians. Samples are transported to the Essakane mine site and riffle split and composited to 1 metre intervals obtaining five (5) kg samples. The samples are delivered to Essakane Mine Analytical Laboratory for mechanical preparation of the analytical sample and analysis. Sample rejects are stored at site.

Drill core (HQ and NQ size) samples were selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core was retained at the site for reference purposes. Drill core sample intervals are generally one metre in length for HQ size and one meter and half for NQ size.

The samples were assayed using a standard 1Kg-LeachWell assay with an Atomic Absorption finish. Approximately 25% of the tails of the samples returning values greater than 0.3 g/t Au were re-assayed using 50g-Fire Assay with Atomic Absorption finish. The same method was also applied to 5% of the tails of the samples that return values less than 0.3 g/t Au. Umpire checks comprising approximately 20% of the samples were performed at SGS Analytical Laboratory in Ouagadougou, Burkina Faso.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of Mineral Resources and Mineral Reserves, exploration results, life-of-mine estimates and potential Mineral Resources and Mineral Reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred Resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the resource definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not Mineral Reserves do not have demonstrated economic viability.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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